Exhibit 99.1

GOLAR LNG PARTNERS ANNOUNCES FULL EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION, CLOSING OF PUBLIC OFFERING AND CLOSING OF PRIVATE PLACEMENT TO GOLAR LNG LIMITED

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that its previously announced public offering (the “Offering”) of 5,500,000 common units representing limited partner interests at $30.95 per common unit has closed.  Additionally, the Underwriters have exercised in full their option to purchase an additional 825,000 common units in the Offering.  The total number of common units sold in the Offering was therefore 6,325,000.  Golar GP LLC, the Partnership’s general partner, contributed approximately $4.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership.  The Partnership also announced today that it has closed a private placement of 969,305 common units to Golar LNG Limited (“Golar LNG”) at a price of $30.95 per common unit.

Immediately following the closing, the Partnership’s parent, Golar LNG, owns 10,296,559 common units and 15,949,831 subordinated units, representing an approximate 55.5% limited partner interest, and a 2.0% general partner interest in the Partnership (through Golar LNG’s ownership of the general partner).

The Partnership expects to use the net proceeds from the Offering, the capital contribution by Golar GP LLC and the proceeds of the private placement to fund a portion of the purchase price for the previously-announced acquisition of ownership interests in the subsidiaries that own and operate the Nusantara Regas Satu and related mooring facilities (the “NR Satu Acquisition”) from Golar LNG, as well as for general partnership purposes.  If the NR Satu Acquisition does not close, the Partnership will use such proceeds for general partnership purposes.

Citigroup, BofA Merrill Lynch, Morgan Stanley, Wells Fargo Securities and Goldman, Sachs & Co acted as joint book running managers in the Offering. UBS Investment Bank and RBC Capital Markets acted as senior co-managers. BNP Paribas and DNB Markets acted as junior co-managers.

Copies of the prospectus supplement and accompanying base prospectus related to the Offering may be obtained from the offices of Citigroup, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Email: BATProspectusdept@citi.com, Telephone: 800-831-9146; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com; Morgan Stanley, Attention: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone:

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866-718-1649; Wells Fargo Securities, Attention Equity Syndicate Dept., 375 Park Ave., New York, New York 10152, Email: cmclientsupport@wellsfargo.com, Telephone 800-326-5897; and Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, Email: prospectus-ny@ny.email.gs.com, Telephone: 866-471-2526.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units were offered and sold in the Offering pursuant to an effective registration statement on Form F-3 previously filed with the United States Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

FORWARD LOOKING STATEMENTS

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include the public offering of common units, the concurrent private placement of common units and the use of proceeds therefrom and the general partner’s contribution to maintain its 2% general partner interest to fund the NR Satu Acquisition, involve risks and uncertainties that could cause the outcome to be materially different, including the Partnership not completing the offering or the NR Satu Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include the factors listed from time to time in the reports and other documents the Partnership files with the SEC, including its 2011 Annual Report on Form 20-F and Form 6-K for the period ended March 31, 2012.

Hamilton, Bermuda

July 16, 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Graham Robjohns

Stuart Buchanan